Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805, 333-195816 and 333-213153 on Form S-8, No. 333-207371 on Form F-3 and No. 333-211892 on Form F-10 of our reports dated February 14, 2018 relating to the consolidated financial statements of Goldcorp Inc. and subsidiaries and the effectiveness of Goldcorp Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Goldcorp Inc. for the year ended December 31, 2017.

/s/ Deloitte LLP
Chartered Professional Accountants Vancouver, Canada
March 23, 2018